

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

<u>Via E-mail</u>
Ms. Barbra Kocsis
Chief Financial Officer
ML BlueTrend Futures Access LLC
C/O Merrill Lynch Alternative Investments LLC
Four World Financial Center, 10th Floor
250 Vesey Street
New York, NY 10080

> **Re: ML BlueTrend Futures Access LLC**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 0-53794**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 1</u>

1. Please tell us whether the audit completed by PricewaterhouseCoopers LLP was completed in accordance with the standards of the Public Company Accounting Oversight Board. If so, please amend your filing to include a revised audit opinion stating such or tell us why this is unnecessary.

Report of Independent Registered Public Accounting Firm, page 2

2. We note the March 15, 2011 opinion date on the audit report of your former auditor, Deloitte & Touche LLP. Please tell us why their opinion was updated and what procedures they performed.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief